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Exhibit 4

LETTER TO SHAREHOLDERS

Dear Shareholders:

2006 was another successful year for our company. Despite continuing challenges in the North American automotive industry faced by our primary tenant, Magna International Inc. (Magna), revenues from our core rental portfolio increased 8% from the prior year to $156 million. Total revenues, including interest and other income earned from our financing arrangements with Magna Entertainment Corp. (MEC) and its subsidiaries, increased by 22% to $185 million. Our funds from operations also increased by 22% year-over-year to $138 million and net income, excluding gains from real estate sales, increased by 41%.

These strong results validate our business strategy of reinvesting our stable cash flows in order to grow our asset base, while at the same time diversifying our real estate holdings and revenue stream. Although we continue to focus on our valued Magna relationship, we realize how sensitive our long-term prospects are to changes in this relationship and to the strength of Magna's underlying business, which is why we have made a point of seeking other sources of revenue. For example, in early 2007, we continued to pursue our diversification strategy by acquiring from MEC two of its non-core real estate properties — a 34 acre parcel of residential development land in Aurora, Ontario and a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland, which we intend to develop for mixed use purposes.

We are encouraged that MEC made significant progress on its recapitalization plan during 2006. MEC sold $269 million of non-core assets and used the majority of the proceeds to pay down debt, including the full amount of our bridge loan to them. To date under its recapitalization plan, MEC has sold approximately $400 million of non-strategic assets, and we expect to see additional asset sales as MEC strives to further improve its financial position. We continue to closely monitor MEC's financial situation and to the extent that MEC's asset sales include real estate, we will evaluate these opportunities for our real estate business.

Looking ahead, I am confident that the combination of the financial strength of our real estate business and the entrepreneurial spirit of our management team will result in long-term benefits for all of our stakeholders. In closing, I am grateful for the continued dedication and support provided to our business and company by our employees, our main customer Magna and you, our shareholders.

Thank you.

Sincerely,

John Simonetti
Chief Executive Officer

MI Developments Inc.      2006    1

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  Exhibit 4